Filed By Aether Systems, Inc.
Pursuant to Rule 425
Under the Securities Act of 1933, as amended
And deemed filed pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Aether Systems, Inc.
Commission File No.: 000-27707

This filing relates to the proposed holding company reorganization of Aether Systems, Inc. pursuant to the terms of the Agreement and Plan of Reorganization, dated as of May 4, 2005, by and among Aether Systems, Inc., Aether Holdings, Inc. and Aether Merger Sub, Inc.

On May 27, 2005, Aether filed with the SEC amendment number one to its registration statement on Form S-4 that includes a definitive proxy statement/prospectus and other relevant materials regarding the proposed reorganization. Stockholders are urged to read the definitive proxy statement/prospectus filed with the SEC on May 27, 2005 and mailed to stockholders beginning on or about May 31, 2005 and any other relevant materials, as well as any amendments or supplements to these documents, filed with the SEC when they become available because they contain, or will contain, important information about Aether and the proposed reorganization. Stockholders may obtain a free copy of the definitive proxy statement/prospectus filed with the SEC and mailed to stockholders, as well as other documents filed by Aether with the SEC at the SEC’s web site at www.sec.gov or through Aether’s website at www.aethersystems.com. The definitive proxy statement/prospectus and Aether’s other SEC filings also may be obtained for free from Aether by directing a request to: Aether Systems, Inc., 621 E. Pratt Street, Suite 601, Baltimore, Maryland, 21202, Attention: Secretary, telephone: 443-573-9400, e-mail: investor_relations@aethersystems.com. Stockholders are urged to read the definitive proxy statement/prospectus and other relevant materials relating to the reorganization when they become available before voting or making any investment decision with respect to the reorganization.

Aether, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Aether’s stockholders in connection with the transaction. Information regarding such persons and a description of their interests in the transaction, including their ownership of Aether Systems, Inc. common stock, is contained in the definitive proxy statement/prospectus filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the definitive proxy statement/prospectus.

The following letters are being sent to certain holders of Aether Systems, Inc. common stock on or about June 16, 2005.

AETHER SYSTEMS, INC.
621 E. PRATT STREET, SUITE 601
BALTIMORE, MARYLAND 21202

June 16, 2005

Dear Fellow Stockholder:

We have previously sent to you proxy material for the important Annual Meeting of stockholders of Aether Systems, Inc., to be held on July 12, 2005. Your Board of Directors unanimously recommends that you vote FOR all proposals under consideration.

Since Proposal 1 requires the affirmative vote of the holders of a majority of our outstanding shares, your vote is important, no matter how many or how few shares you may own. Whether or not you have already done so, please sign, date and return the enclosed proxy card TODAY in the envelope provided.

Thank you for your cooperation.

Very truly yours,

/s/ David C. Reymann
David C. Reymann
Secretary

YOUR VOTE IS IMPORTANT.

If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED
TOLL-FREE, at (888) 750-5834.

AETHER SYSTEMS, INC.
621 E. PRATT STREET, SUITE 601
BALTIMORE, MARYLAND 21202

June 16, 2005

Dear Fellow Stockholder:

We have previously sent to you proxy material for the important Annual Meeting of stockholders of Aether Systems, Inc., to be held on July 12, 2005. Your Board of Directors unanimously recommends that you vote FOR all proposals under consideration.

Since Proposal 1 requires the affirmative vote of the holders of a majority of our outstanding shares, your vote is important, no matter how many or how few shares you may own. Whether or not you have already done so, please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Thank you for your cooperation.

Very truly yours,

/s/ David C. Reymann
David C. Reymann
Secretary

IMPORTANT NOTE:
You can vote your shares by telephone, or via the Internet.
Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED
TOLL-FREE, at (888) 750-5834.